UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                             SoftQuad Software, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    83402G104
                       ----------------------------------
                                 (CUSIP Number)

      Mr. Sheldon Inwentash                            Steven Pretsfelder, Esq.
|_| Pinetree Capital Corporation                     Laurence W. Futterman, Esq.
130 King Street West, Suite 2810                        Baer Marks & Upham LLP
Toronto, Ontario M5X 1A9, Canada                           805 Third Avenue
         (416) 941-9600                                New York, New York 10022
                                                            (212) 702-5700


--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  April 5, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 10 Pages)

                                  SCHEDULE 13D

---------------------------------             ----------------------------------
CUSIP No. 83402G104                           Page 2 of 10 Pages
---------------------------------             ----------------------------------


================================================================================

1.    NAME OF REPORTING PERSONS:
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Sheldon Inwentash
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3 .   SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
                                       WC
                                  (See Item 3)

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  |_|

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada

--------------------------------------------------------------------------------
   NUMBER OF      7.    SOLE VOTING POWER
  BENEFICIALLY
 OWNED BY EACH                -0-
REPORTING PERSON
      WITH
                  --------------------------------------------------------------
                  8.    SHARED VOTING POWER

                              2,571,218 shares of Common Stock (See Item 5)

                  --------------------------------------------------------------
                  9.    SOLE DISPOSITIVE POWER

                              -0-

                  --------------------------------------------------------------
                  10.
                        SHARED DISPOSITIVE POWER

                              2,571,218 shares of Common Stock (See Item 5)

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------             ----------------------------------
CUSIP No. 83402G104                           Page 3 of 10 Pages
---------------------------------             ----------------------------------


--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,571,218 shares of Common Stock (See Items 3 and 5)

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            20.6% (See Item 5)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

            IN

================================================================================

                                  SCHEDULE 13D

---------------------------------             ----------------------------------
CUSIP No. 83402G104                           Page 4 of 10 Pages
---------------------------------             ----------------------------------


================================================================================

1.    NAME OF REPORTING PERSONS:
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Pinetree Capital Corporation
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3 .   SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
                                       WC
                                  (See Item 3)

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  |_|

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                 Ontario, Canada

--------------------------------------------------------------------------------
   NUMBER OF      7.    SOLE VOTING POWER
  BENEFICIALLY
 OWNED BY EACH                -0-
REPORTING PERSON
      WITH
                  --------------------------------------------------------------
                  8.    SHARED VOTING POWER

                              2,571,218 shares of Common Stock (See Item 5)

                  --------------------------------------------------------------
                  9.    SOLE DISPOSITIVE POWER

                              -0-

                  --------------------------------------------------------------
                  10.
                        SHARED DISPOSITIVE POWER

                              2,571,218 shares of Common Stock (See Item 5)

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------             ----------------------------------
CUSIP No. 83402G104                           Page 5 of 10 Pages
---------------------------------             ----------------------------------


--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,571,218 shares of Common Stock (See Items 3 and 5)

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            20.6% (See Item 5)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

            CO

================================================================================

                                  SCHEDULE 13D

---------------------------------             ----------------------------------
CUSIP No. 83402G104                           Page 6 of 10 Pages
---------------------------------             ----------------------------------


Item 1. Security and Issuer

      This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") issued by SoftQuad Software, Ltd., a Delaware corporation (the "Company"), the principal offices of which are located at 161 Eglinton Avenue East, Suite 400, Toronto, Ontario, M4P 1JF, Canada.

Item 2. Identity and Background

      (a) This Schedule 13D is filed jointly by Pinetree Capital Corporation, an Ontario, Canada corporation ("Pinetree") and Sheldon Inwentash ("Inwentash").

      (b) The principal office and business address of Pinetree and Inwentash is 130 King Street West, Suite 2810, Toronto, Ontario, M5X 1A9, Canada.

      (c) The principal business of Pinetree is venture capital and merchant banking. Inwentash is the Chief Executive Officer of Pinetree.

      (d) During the last five years, neither Pinetree nor Inwentash has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      (e) During the last five years, neither Pinetree nor Inwentash has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Pinetree or Inwentash was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Inwentash is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

      The source of the funds for the transactions described in Item 5 is working capital of Pinetree.

Item 4. Purpose of Transaction

      The purpose of the acquisitions of the shares of Common Stock reported herein (see Item 5) is for investment. The transactions reported herein were carried out and consummated by Pinetree. Inwentash may be deemed to be a beneficial owner of the Company securities that are held of record by Pinetree and of those that are beneficially owned by Pinetree, because Inwentash is Pinetree's Chief Executive Officer and the beneficial owner of 16.3% of the outstanding shares of Pinetree's equity securities. Inwentash and Pinetree have entered into a Joint Filing Agreement with respect to this Schedule 13D, which is annexed as Exhibit 3 hereto.

                                  SCHEDULE 13D

---------------------------------             ----------------------------------
CUSIP No. 83402G104                           Page 7 of 10 Pages
---------------------------------             ----------------------------------


Presently, there is no understanding or agreement among Inwentash and Pinetree for either to act through the other or in conjunction with the other with respect to the Company's securities at any time in the future. Either Pinetree or Inwentash, alone or together, may effect additional transactions in the Company's securities through a variety of possible means, including but not limited to open market and privately negotiated transactions. Neither Pinetree nor Inwentash is obligated to increase or decrease his or its holdings, and depending on future developments, may also in his or its sole discretion determine at any time or from time to time to acquire additional Company securities or to sell or otherwise dispose of any or all of his or its Company securities. Each of Pinetree and Inwentash reserves the right to act with respect to his or its holdings as he or it deems in his or its best interests.

      Except as set forth in this Item 4 or in Item 5, neither Pinetree nor Inwentash has any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

      (a)   Securities Beneficially Owned.

            (i) As of November 30, 2000, Pinetree beneficially owned 2,571,218 shares of Common Stock, consisting of (A) 658 shares of Common Stock held of record by Pinetree; and (B) 2,570,560 shares of Common Stock beneficially owned by Pinetree by virtue of its record ownership of 2,570,560 exchangeable shares ("Exchangeable Shares") of SoftQuad Acquisition Corp. ("SAC"), an Ontario, Canada, corporation and a wholly owned subsidiary of the Company. Each of those Exchangeable Shares is exchangeable (for no additional consideration) for one share of the Company's Common Stock at any time and from time to time until April 5, 2004. On April 5, 2000, in connection with the Company's contemporaneous acquisition of SoftQuad Software, Inc., an Ontario, Canada, corporation ("SoftQuad Canada"), SAC issued 2,670,560 of its Exchangeable Shares to Pinetree in exchange for 2,670,560 shares of SoftQuad Canada common stock then owned by Pinetree. On October 16, 2000, Pinetree transferred and delivered 100,000 of the Exchangeable Shares to VC Advantage Limited Partnership, from which it had borrowed, on an unsecured basis, 100,000 free-trading Shares of Common Stock on February 29, 2000. See Item 5(c).

            (ii) As of November 30, 2000, Inwentash beneficially owned 2,571,218 shares of Common Stock, consisting of (A) 658 shares of Common Stock held of record by Pinetree; and (B) 2,570,560 shares of common stock beneficially owned by Pinetree by virtue of its record ownership of 2,570,560 Exchangeable Shares of SAC (see Item 5(a)(i) above).

                                  SCHEDULE 13D

---------------------------------             ----------------------------------
CUSIP No. 83402G104                           Page 8 of 10 Pages
---------------------------------             ----------------------------------


      Based on 12,473,472 shares of Common stock reported as outstanding as of June 30, 2000 on the Company's Form 10-QSB for the three-month period ended on that date, at November 30, 2000, Pinetree and Inwentash each beneficially owned approximately 20.6% of the Company's outstanding Common Stock.

      (b)   Voting and Dispositive Power.

Person Named in Item 5(a)                      Number of Shares
----------------------------  --------------------------------------------------
                                                           Sole         Shared
                                 Sole         Shared    Dispositive  Dispositive
                             Voting Power  Voting Power    Power        Power
Pinetree Capital Corporation      -0-        2,571,218      -0-       2,571,218

Sheldon Inwentash                 -0-        2,571,218      -0-       2,571,218

      (c) Transactions in Company Securities. The following purchases and sales of Common Stock have been made by the persons named in Item 5(a):

                   Shares Purchased     Price per                  Shares Sold or     Price per
Person                or Acquired      Share (US$)       Date        Disposed Of     Share (US$)       Date
------             ----------------    -----------       ----      --------------    -----------       ----
Pinetree Capital      100,000(1)          (1)          2/29/00
Corporation
                                                                         42,416         $23.01        3/2/00
                                                                   (open market)

                       2,670,560          (2)           4/5/00
                     (Exchangeable
                       Shares of
                       SoftQuad
                      Acquisition
                       Corp.)(2)

                         2,074           $23.01        5/31/00
                     (open market)

                                                                       20,000            $9.875       8/14/00
                                                                    (open market)

                                                                       39,000            $7.125       9/26/00
                                                                    (open market)

                                  SCHEDULE 13D

---------------------------------             ----------------------------------
CUSIP No. 83402G104                           Page 9 of 10 Pages
---------------------------------             ----------------------------------


                   Shares Purchased     Price per                  Shares Sold or     Price per
Person                or Acquired      Share (US$)       Date        Disposed Of     Share (US$)       Date
------             ----------------    -----------       ----      --------------    -----------       ----
Pinetree Capital                                                       100,000           (3)         10/16/00
Corporation                                                        (Exchangeable
                                                                      Shares of
                                                                      SoftQuad
                                                                     Acquisition
                                                                      Corp.)(3)

                        100,000           (4)          10/19/00

                                                                       100,000           (5)         11/13/00

----------

(1)   Acquired by an unsecured loan from VC Advantage Limited Partnership.
(2) Acquired in exchange for 2,670,560 shares of the common stock of SoftQuad Software, Inc., an Ontario, Canada, corporation, in connection with its acquisition by the Company. Each of the Exchangeable Shares is exchangeable (for no additional consideration) for one share of the Company's Common Stock at any time and from time to time until April 5, 2004 (see Item 5(a)(i)).
(3)   Transferred and delivered to VC Advantage Limited Partnership.
(4) Acquired upon conversion of 100,000 Exchangeable Shares of Softquad Acquisition Corp.
(5) Exchanged for 100,000 Exchangeable Shares of Softquad Acquisition Corp. that were transferred to VC Advantage Limited Partnership on 10/16/00.

      (d) Other than the persons set forth in Item 5(c), no person other than each respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends on or the proceeds of the sale of such shares of Common Stock.

      (e)   Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None, other than as described in Items 4 and 5.

Item 7. Material to be Filed as Exhibits.

      The following document is filed as an Exhibit:

      Exhibit 1 Joint Filing Agreement among Sheldon Inwentash and Pinetree Capital Corporation, dated December 18, 2000

                                  SCHEDULE 13D

---------------------------------             ----------------------------------
CUSIP No. 83402G104                           Page 10 of 10 Pages
---------------------------------             ----------------------------------


Signatures
----------

                                        SHELDON INWENTASH

Date: December 18, 2000                 /s/ Sheldon Inwentash
                                        ----------------------------------------
                                        Signature


                                        PINETREE CAPITAL CORPORATION

Date: December 18, 2000                 By: /s/ Sheldon Inwentash
                                            ------------------------------------
                                            Sheldon Inwentash
                                            Chief Executive Officer